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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company”) hereby informs its shareholders and the market in general that the Company's Annual Shareholders' Meeting held on this date approved the distribution of dividends, based on net income for the fiscal year ended December 31, 2025, in the total amount of BRL 7,646,097.51 (seven million, six hundred and forty-six thousand, ninety-seven Brazilian Reais and fifty-one cents), equivalent to BRL 0.01074141828 per ordinary share issued by the Company (“Shares” and “Dividends”, respectively). Holders of American Depositary Shares (“ADSs”), traded on the New York Stock Exchange (“NYSE”), can verify the information about the payment in the website: www.adr.com [adr.com]

Persons registered as shareholders of the Company at the close of trading session on B3 - Brasil, Bolsa, Balcão S.A. (“B3”) on May 11, 2026, respecting trades carried out up to and including this date (“Base Date”), will be entitled to receive the Dividends.

Holders of ADSs traded on the New York Stock Exchange - NYSE will receive Dividends according to the rules defined by the depositary bank, JPMorgan Chase N.A.

The Shares will be traded ex-Dividends on B3 and on the NYSE as of May 12,2026.

Payment Instructions

Regarding the Shares:

The payment of the Dividends will be made in cash, in local currency, on May 20, 2026.

On the payment date, the Company will credit the Dividends due to each shareholder, according to the number of Shares held by them on the Base Date, in accordance with the bank domicile provided to BTG Pactual Serviços Financeiros S.A. DTVM (“Bookkeeper”), the institution responsible for the bookkeeping of the Shares. For shareholders whose registration does not contain the CPF/CNPJ number or the indication of “Bank/Branch/Current Account”, the Dividends will only be credited after the registration has been updated and within the deadlines determined by the Bookkeeper. Shareholders whose Shares are deposited with institutions providing securities custody services will have their Dividends credited in accordance with the procedures adopted by B3's Central Asset Depository.

Regarding to the ADSs:

The payment of the Dividends will be made by JP Morgan Chase Bank N.A., the depositary bank for the ADSs. Holders of ADSs will be able to obtain information on the payment of the dividend from the depositary bank at https://adr.com.

The Company reinforces that due to the new rules introduced by Law No. 15,270/25, the amount distributed to shareholders may be subject to taxation, including withholding of income tax.

The amount per Share or per ADS to be paid in the form of Dividends may vary slightly until the cut-off dates as a result of the Company's current share buyback program, which may impact the number of treasury shares. If this is the case, the Company will issue a new Notice to Shareholders informing them of the final amount per Share/ADS.

São José dos Campos, April 29, 2026.

Felipe Santana Santiago de Lima

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations